Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94044

Phone: (650) 513-7000

Fax: (650) 513-7900

June 2, 2006

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Christy Adams
Carlos Pacho

Re:	Equinix, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Ladies and Gentlemen:

On behalf of Equinix, Inc. (“Equinix”), this letter responds to the comments set forth in your letter dated May 26, 2006. For your convenience, we have repeated the comments in your letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 31

1.	You have identified nine critical accounting policies, several of which are not materially different from your accounting policy disclosures presented in Note One to your financial statements. Your critical accounting estimate disclosures should supplement, not duplicate, your accounting policies, and they should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Please refer to section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at http://www.sec.gov/rules/interp/33-8350.htm,

Securities and Exchange Commission

June 2, 2006

analyze those critical accounting policies you have disclosed, and in future filings, revise accordingly to discuss those estimates and assumptions that bear the risk of material change. You should also address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please revise in future filings.

RESPONSE TO COMMENT 1:

We will modify our disclosure in Critical Accounting Policies and Estimates in future filings, as appropriate, to both (1) reduce the amount of disclosure duplicative with that found in Note One of our Financial Statements and (2) to provide greater insight into the quality and variability of information regarding our financial condition and operating performance including how we arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

2.	Further, critical accounting estimates and assumptions are based on matters that are highly uncertain, and for this reason, you are required to analyze their specific sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance. None of the critical accounting estimates presented in this Form 10-K include the sensitivity analysis or other quantitative information as required per the release mentioned above. In future filings, provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. Please revise in future filings.

For additional guidance, refer to Item 303 of Regulation S-K, as well as section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

RESPONSE TO COMMENT 2:

We will modify our disclosure in Critical Accounting Policies and Estimates in future filings, as appropriate, to add sensitivity analyses or other quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors.

Securities and Exchange Commission

June 2, 2006

Item 9A. Controls and Procedures, page 62

3.	We note your disclosure that “[t]here were no significant changes in internal control over financial reporting during 2005…” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and revise in future filings to provide the disclosure required by Item 308(c) of Regulation S-K.

RESPONSE TO COMMENT 3:

We confirm that there was no change in our internal control over financial reporting that occurred during our fourth fiscal quarter in 2004 (as well as 2005) that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting. In future filings, we will modify our disclosure to state whether or not there was any change in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during our last fiscal quarter (or our fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Equinix may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 2, 2006

If you have any questions or comments concerning the foregoing, please contact me at (650) 513-7241.

Very truly yours,

/s/ Maggie Blumenfeld
Maggie Blumenfeld
Corporate Counsel

cc:	Peter F. Van Camp

Keith D. Taylor

Chris Dillon, Esq.